UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding



                           Pearson plc (the Company)

In 2001, the Company established the Pearson Long Term Incentive Plan (the Plan) for the purpose of providing a long-term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company ( Shares) - option awards and restricted share awards.

Restricted Share Awards Granted on 16 December 2002

The first tranche of the restricted share awards granted on 16 December 2002, to executive directors, vested on 28 June 2005.

As a result of these Shares being released on 26 July 2005, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 26 July 2005 at a price of 677.67 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after-tax number of Shares set out in the final column below.

Name of Director   Shares released   Shares sold to discharge   Shares retained
                                     tax liabilities


David Bell                  26,613       10,912                    15,701
Rona Fairhead               26,613       10,912                    15,701
John Makinson               34,480       14,137                    20,343
Marjorie Scardino           60,340       24,740                    35,600

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans) :


Name of Director           Number of Shares              % of capital

David Bell                       101,695                  0.01265
Rona Fairhead                     43,209                  0.005377
John Makinson                    147,314                  0.01833
Marjorie Scardino                181,238                  0.02256

The Shares required to satisfy these awards have been sourced from an employee benefit trust established by the Company. As a result of the release of Shares described above, the number of Shares held by Mourant & Co Trustees Limited (as trustee of the Pearson Employee Share Ownership Trust) is now 217,683 Shares (representing 0.027% of the Company's issued ordinary share capital).

Each of the executive directors of the Company is for Companies Act purposes, regarded as interested in all the shares held by this trust. Despite the technical interest in all the Shares each executive director will only be entitled to receive from the Trust that number of Shares to which he or she is entitled under share plans operated by the Company in which he or she participates.




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 27 July 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary